

April 2, 2012

Via E-mail
Mr. Douglas G. Bergeron
Chief Executive Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re:** **VeriFone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed December 23, 2011**
> **Form 8-K/A filed August 10, 2011**
> **Form 8-K/A filed March 19, 2012**
> **File No. 001-32465**

Dear Mr. Bergeron:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011

General

1. You state on page 113 that you derive revenues from Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, we are aware of publicly-available information that certain Iranian entities, such as MTN Irancell, Etick Pars Intelligent Technologies Development, and Bank Pasargad, have proposed a near field communications (NFC) payment system that is designed to be compatible with a specific Gemalto NFC device. Similarly, we are aware that VeriFone and Hypercom payment terminals are operational in the network of the Armenian Card

payment system in which Iran's Mellat Bank, an entity designated as a Specially Designated National by the Treasury Department, participates. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information on contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, services, or support you have provided, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 52

2.   We note your disclosure on page 53 that you determine expected volatility for stock options based upon a blend of our peer group data, implied volatility of your options and historical volatility of your stock. Please describe and tell us what consideration was given to disclosing the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1.

Results of Operations

Provision for Income Taxes, page 54

3.   Tell us what consideration was given to providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us what consideration was given to disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1 – Principles of Consolidation and Summary of Significant Accounting Policies

Revenue Recognition, page 72

4.   We note disclosure in Exhibit 99.1 of the Form 8-K/A filed on August 10, 2011 which
        describes Hypercom's use of the percentage-of-completion method to record revenue
        associated with long-term contracts requiring substantial performance of customized
        software and hardware. In light of your acquisition of Hypercom, please tell us how you
        account for these contracts and how your current disclosures address these contracts.

Note 13 – Commitments and Contingencies

Class Action and Derivative Lawsuits, page 108

5.   We note in your disclosure on pages 109 through 110 with respect to several of your class
        action and derivative lawsuits that you have not recorded any liabilities as you are unable
        to estimate the potential liability. If there is at least a reasonable possibility that a loss
        exceeding amounts already recognized may have been incurred, in your next periodic
        filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in
        lieu of providing quantified amounts) of the additional loss or range of loss, or state that
        such an estimate cannot be made. Please refer to ASC 450-20-50.

Form 8-K/A filed August 10, 2011

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related
Notes

6.   We note your disclosure on the last page of the pro forma financial statements that the
        unaudited pro forma financial information has not been adjusted for merger costs because
        these costs will not have a continuing impact in excess of one year. To the extent that
        your expected transaction costs were not reflected in the historical balance sheet, please
        tell us how this presentation complies Rule 11-02(b)(6) of Regulation S-X which
        indicates that balance sheet adjustments are not subject to the "continuing impact" notion.
        Also, tell us whether the historical statements of operations include any transaction
        expenses already incurred. If these costs have been included in the historical financial
        statements, explain why you have not included a pro forma adjustment to exclude these
        costs from your historical statements of operations. In this regard, we note that these
        expenses are non-recurring and are directly attributable to the transaction.

Form 8-K/A filed March 19, 2012

Exhibit 99.3 – Unaudited Pro Forma Condensed Combined Financial Statements and Related
Notes

Unaudited Pro Forma Condensed Combined Balance Sheet as of October 31, 2011

7.   We note your disclosure on the last page of the pro forma financial statements that the
        unaudited pro forma financial information has not been adjusted for merger costs because
        these costs will not have a continuing impact in excess of one year. To the extent that
        your expected transaction costs were not reflected in the historical balance sheet, please
        tell us how this presentation complies Rule 11-02(b)(6) of Regulation S-X which
        indicates that balance sheet adjustments are not subject to the "continuing impact" notion.
        Additionally, clarify your statement indicating that the merger costs are not "readily
        predictable" given that the transaction closed.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended
October 31, 2011

8.   We note that your pro forma condensed combined statement of operations for the year
        ended October 31, 2011 includes the results of Point for the twelve months ended
        September 30, 2011 and the results of Hypercom for the nine months ended June 30,
        2011 and the four days ended August 4, 2011. Given that both Point and Hypercom have
        December 31 fiscal year ends, please explain to us how you derived the historical
        financial statements. As part of your response, tell us what consideration you gave to
        disclosing how these periods were derived in accordance with Rule 11-02(c)(3) of
        Regulation S-X.

9.   We note that your pro forma condensed combined statement of operations for the year
        ended October 31, 2011 includes the results of Hypercom for the nine months ended June
        30, 2011 and the four days ended August 4, 2011. Given that the July 2011 results of
        operations for Hypercom were excluded from the pro forma financial statements, please
        tell us what consideration was given to disclosing the revenue and income for that
        period. Refer to Rule 11-02(c)(3) of Regulation S-X.

10.   We note pro forma adjustment (P). Please explain to us why you believe that it is
        appropriate to eliminate the impact of the inventory and deferred revenue adjustments.
        Specifically, explain to us why you believe both of these adjustments have met each of
        the criteria in Rule 11-02(b)(6) of Regulation S-X.

11.   Please tell us whether the historical statements of operations include any transaction
        expenses already incurred. If these costs have been included in the historical financial
        statements, please tell us why you have not included a pro forma adjustment to exclude

these costs from your historical statements of operations. In this regard, we note that these expenses are non-recurring and are directly attributable to the transaction.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(1) Basis of Presentation

Point Acquisition

12.   We note that the historical balance sheet and statement of operations of Point were prepared in accordance with European International Financial Reporting Standards as endorsed by the European Accounting Regulatory Committee and that for purposes of presenting the unaudited pro forma financial information, the financial statements have been "reclassified to conform with U.S. GAAP short term and long term presentation." Please explain to us what you mean by this statement and confirm whether the pro forma historical information was presented in accordance with U.S. GAAP. If the historical financial information was not presented in accordance with U.S. GAAP please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Douglas G. Bergeron
VeriFone Systems, Inc.
April 2, 2012
Page 6

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief